[Letterhead of ONEOK, Inc.]

VIA FACSIMILE (202) 772-9204

AND FEDERAL EXPRESS

January 17, 2008

Ms. Ellie Quarles

Special Counsel

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.
Definitive 14A
Filed March 29, 2007
File No. 1-13643

Dear Ms. Quarles:

This letter is in response to your telephone conversation with Eric Grimshaw on January 4, 2008 and your additional comment in response to our letter of December 21, 2007 relating to “Components of Compensation-Annual Cash Compensation, page 29”. This will serve to supplement our December 21, 2007 response as follows.

Components of Compensation – Annual Cash Compensation, page 29

1.	We note your response to comment 7 in our letter dated August 21, 2007. Please expand your argument to address separately your reasons for not including 2006 versus 2007 financial or operational targets. Please provide more specific examples of how disclosure of the 2006 financial or operational targets would cause competitive harm after the completion of 2006.

RESPONSE:

Our future proxy statements will include the financial and operational targets adopted by our Executive Compensation Committee under our annual officer incentive plan for the completed year for which executive compensation disclosure is being made. With respect to the financial and performance targets established by the Committee under the plan for a current year, these targets are not material to a fair understanding of the compensation for named executive officers for a completed year, and therefore, are not necessary for inclusion in our compensation discussion and analysis for a completed year as set forth in our proxy statement.

Ellie Quarles

January 17, 2008

In the event that you have any questions or additional comments or need additional information relating to the foregoing responses, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments set forth in your letter and that no further action on our part is required.

Sincerely,

/s/ James C. Kneale

James C. Kneale

President and Chief Operating Officer

JCK:bjt